IEH Corporation

                                    Contents

                        March 26, 2004 and March 28, 2003






                                                                                    Page

                                                                                   Number
                                                                                   ------

Report of Independent Certified Public Accountant                                    18

Financial Statements:


   Balance Sheets as of March 26, 2004 and March 28, 2003                            19

   Statement of Operations for the twelve months ended March 26, 2004 and March 28, 2003
                                                                                     21

   Statement of Stockholders' Equity as of March 26, 2004 and March 28, 2003         22


   Statement of Cash Flows for the years ended March 26, 2004 and March 28, 2003     23

Notes to Financial Statements                                                        25


                                Jerome Rosenberg
                       CERTIFIED PUBLIC ACCOUNTANT, P.C.

35 Pinelawn Road                                       Tel: (631) 777-2290
Suite 204 W                                            Fax: (631) 777-2293
Melville, NY 11747                                     E-mail: Jrosencpa@aol.com

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


Board of Directors
IEH Corporation

We have audited the accompanying balance sheets of IEH Corporation as of March 26, 2004 and March 28, 2003 and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended March 26, 2004 and March 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IEH Corporation as of March 26, 2004 and March 28, 2003 and the results of its operations and its cash flows for each of the two years ended March 26, 2004 and March 28, 2003 in conformity with
U. S. generally accepted accounting principles.



                                        /s/ Jerome Rosenberg, CPA, P.C.

                                            Jerome Rosenberg, CPA, P.C.
                                                Melville, New York
                                                  June 25, 2004

                                 IEH CORPORATION

                                 BALANCE SHEETS
                     As of March 26, 2004 and March 28, 2003

                                                                    March 26,    March 28,
                                                                      2004          2003
                                                                   ----------   ----------

                                     ASSETS

CURRENT ASSETS:
Cash                                                               $    4,480   $    5,565
Accounts receivable, less allowances for doubtful accounts
   of $10,062 at March 26, 2004 and March 28, 2003                    586,491      769,845
Inventories (Note 2)                                                1,014,598    1,089,075
Prepaid expenses and other current assets (Note 3)                     16,616       53,722
                                                                   ----------   ----------

          Total current assets                                      1,622,185    1,918,207
                                                                   ----------   ----------


PROPERTY, PLANT AND EQUIPMENT, less accumulated
   depreciation and amortization of $5,788,365 at March 26, 2004
   and $5,584,695 at March 28, 2003 (Note 4)                        1,130,026    1,119,513
                                                                   ----------   ----------
                                                                    1,130,026    1,119,513
                                                                   ----------   ----------

OTHER ASSETS:
  Other assets                                                         41,356       42,430
                                                                   ----------   ----------
                                                                       41,356       42,430
                                                                   ----------   ----------

Total assets                                                       $2,793,567   $3,080,150
                                                                   ==========   ==========


                 See accompanying notes to financial statements

                                 IEH CORPORATION

                                 BALANCE SHEETS
                     As of March 26, 2004 and March 28, 2003


                                                                                March 26,      March 28,
                                                                                  2004           2003
                                                                               -----------    -----------
                                                                                                (Note 1)
                          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts receivable financing (Note 5)                                         $   645,096    $   712,659
Notes payable, equipment, current portion (Note 7)                                   8,936         16,978
Accrued corporate income taxes                                                      14,500         16,800
Union health & welfare, current portion (Note 12)                                   32,200         30,000
Accounts payable                                                                   738,105      1,017,432
Pension plan payable, current portion (Note 9)                                      56,000         39,000
Other current liabilities (Note 6)                                                 159,339        159,833
                                                                               -----------    -----------

          Total current liabilities                                              1,654,176      1,992,702
                                                                               -----------    -----------

LONG-TERM LIABILITIES:
Pension Plan payable, less current portion (Note 9)                                149,000        205,000
Notes payable, equipment, less current portion (Note 7)                             11,170
                                                                                                    7,822
Union health & welfare, less current portion (Note 12)                                --           13,828
                                                                               -----------    -----------
          Total long-term liabilities                                              160,170        226,650
                                                                               -----------    -----------

          Total liabilities                                                      1,814,346      2,219,352
                                                                               -----------    -----------

STOCKHOLDERS' EQUITY:
Common stock, $.01 par value; 10,000,000 shares authorized; 2,303,468 shares issued and outstanding at March 26, 2004 and
   March 28, 2003                                                                   23,035         23,035
Capital in excess of par value                                                   2,744,573      2,744,573
Retained earnings (Deficit)                                                     (1,788,387)    (1,906,810)
                                                                               -----------    -----------
          Total stockholders' equity                                               979,221        860,798
                                                                               -----------    -----------

          Total liabilities and stockholders' equity                           $ 2,793,567    $ 3,080,150
                                                                               ===========    ===========


                 See accompanying notes to financial statements

                                 IEH CORPORATION

                             STATEMENT OF OPERATIONS


                                                             Years Ended
                                                      -------------------------
                                                       March 26,     March 28,
                                                         2004          2003
                                                      -----------   -----------

REVENUE, net sales (Note 13)                          $ 4,892,755   $ 4,727,399
                                                      -----------   -----------

COSTS AND EXPENSES:

  Cost of products sold                                 3,501,609     3,468,278
  Selling, general and administrative                     957,952       872,541
  Interest expense                                        105,661       128,654
  Depreciation and amortization                           203,650       203,670
                                                      -----------   -----------
                                                        4,768,872     4,673,143
                                                      -----------   -----------


OPERATING INCOME                                          123,883        54,256

OTHER INCOME                                                  387           285
                                                      -----------   -----------

INCOME BEFORE INCOME TAXES                                124,270        54,541

PROVISION FOR INCOME TAXES                                 (5,847)       (3,100)
                                                      -----------   -----------

NET INCOME                                            $   118,423   $    51,441
                                                      ===========   ===========

BASIC AND DILUTED EARNINGS PER COMMON SHARE (NOTE 1)  $       .05   $       .02

                                                      ===========   ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING (IN THOUSANDS)                                2,303         2,303
                                                      ===========   ===========



                 See accompanying notes to financial statements

                                 IEH CORPORATION

                        STATEMENT OF STOCKHOLDERS' EQUITY
              For the Years Ended March 26, 2004 and March 28, 2003





                                                                  Capital in       Retained
                                                                   Excess of       Earnings
                                       Common Stock                Par Value      (Deficit)
                              -----------------------------       ----------     -----------
                                 Shares            Amount
                              ------------     ------------

Balances, March 30, 2002        2,303,468      $    23,035      $ 2,744,573      $(1,958,251)

Net income: year ended
  March 28, 2003                                                                      51,441
                              -----------      -----------      -----------      -----------

Balances, March 28, 2003        2,303,468      $    23,035      $ 2,744,573      $(1,906,810)

Net income: year ended
  March 26, 2004                                                                     118,423
                              -----------      -----------      -----------      -----------

Balances, March 26, 2004        2,303,468      $    23,035      $ 2,744,573      $(1,788,387)



                 See accompanying notes to financial statements

                                 IEH CORPORATION

                             STATEMENT OF CASH FLOWS
                           Increase (Decrease) in Cash
              For the Years Ended March 26, 2004 and March 28, 2003



                                                                               Years Ended
                                                                        -------------------------
                                                                         March 26,      March 28,
                                                                            2004           2003
                                                                        ---------       ---------


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                            $ 118,423       $  51,441
                                                                        ---------       ---------

  Adjustments to reconcile net income to net cash used in operating activities

  Depreciation and amortization                                           203,650         203,670

Changes in assets and liabilities:
  (Increase) decrease in accounts receivable                              183,354           1,039
  (Increase) decrease inventories                                          74,477         (73,536)
  (Increase) decrease in prepaid expenses and other current assets         37,106         (14,877)
  (Increase) decrease in other assets                                       1,074           2,389

  (Decrease) increase in accounts payable                                (279,577)         66,929
  (Decrease) increase in other current liabilities                           (494)         15,403
  Increase in accrued corporate income taxes                               (2,300)         16,800
  (Decrease) in due to union health & welfare                             (11,628)        (30,000)
  (Decrease) in pension plan payable                                      (39,000)           --
                                                                        -------------------------

               Total adjustments                                          166,662         187,817
                                                                        ---------       ---------

NET CASH PROVIDED BY (USED) FOR OPERATING ACTIVITIES                      285,085         239,258
                                                                        ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Acquisition of property, plant and equipment                          (213,913)       (222,452)
                                                                        ---------       ---------

          NET CASH USED IN INVESTING ACTIVITIES                         $(213,913)      $(222,452)
                                                                        ---------       ---------



                 See accompanying notes to financial statements

                                 IEH CORPORATION

                             STATEMENT OF CASH FLOWS
                           Increase (Decrease) in Cash
              For the Years Ended March 26, 2004 and March 28, 2003


                                                                                    March 26,    March 28,
                                                                                       2004        2003
                                                                                    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on notes payable, equipment                                      $ (67,563)   $ (25,305)
Proceeds from accounts receivable financing                                            (4,694)      36,478
Principal payments on loan payable                                                       --        (25,289)
                                                                                    ---------    ---------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                   (72,257)     (14,116)
                                                                                    ---------    ---------

INCREASE (DECREASE) IN CASH                                                            (1,085)       2,690

CASH, beginning of period                                                               5,565        2,875
                                                                                    ---------    ---------

CASH, end of period                                                                 $   4,480    $   5,565
                                                                                    =========    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION, cash paid during the year for:

     Interest                                                                       $  97,309    $ 119,180
                                                                                    =========    =========

     Income Taxes                                                                   $    --      $   1,693
                                                                                    =========    =========


                 See accompanying notes to financial statements

                                 IEH CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Description of Business:

         The Company is engaged in the design, development, manufacture and distribution of high performance electronic printed circuit connectors and specialized interconnection devices.

         Electronic connectors and interconnection devices are used in providing electrical connections between electronic component assemblies. The Company develops and manufactures connectors, which are designed for a variety of high technology and high performance applications, and are primarily utilized by those users who require highly efficient and dense (the space between connection pins with the connector) electrical connections.

         The Company is continuously redesigning and adapting its connectors to meet and keep pace with developments in the electronics industry and has, for example, developed connectors for use with flex-circuits now being used in aerospace programs, computers, air-borne communications systems, testing systems and other areas. The Company also services its connectors to meet specified product requirements.

         Accounting Period:

         The Company maintains an accounting period based upon a 52-53 week year, which ends on the nearest Friday in business days to March 31st. The years ended March 26, 2004 and March 28, 2003 were comprised of 52 weeks.

         Revenue Recognition:


         Revenues are recognized at the shipping date of the Company's products. The Company has historically adopted the shipping terms that title to merchandise passes to the customer at the shipping point (FOB Shipping Point). At this juncture, title has passed, the Company has recognized the sale, inventory has been relieved, and the customer has been invoice. The Company does not offer any discounts, credits or other sales incentives.


         The Company's policy with respect to customer returns and allowances as well as product warranty is as follows:

         The Company will accept a return of defective product within one year from shipment for repair or replacement at the Company's option. If the product is repairable, the Company at its own cost will repair and return to the customer. If unrepairable, the Company will either offer an allowance against payment or will reimburse the customer for the total cost of product.

         Most of the Company's products are custom ordered by customers for a specific use. The Company provides engineering services as part of the relationship with its customers in developing the custom product. The Company is not obligated to provide such engineering service to its customers. The Company does not charge separately for these services.

         Inventories:

         Inventories are stated at cost, on a first-in, first-out basis, which does not exceed market value.

                                 IEH CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

         Concentration of Credit Risk:

         The Company maintains cash balances at one bank. Amounts on deposit are insured by the Federal Deposit Insurance Corporation up to $100,000 in aggregate. There were no uninsured balances at either March 26, 2004 or March 28, 2003.

         Property, Plant and Equipment:

         Property, plant and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the Modified Accelerated Cost Recovery System (MACRS) method over the estimated useful lives (5-7 years) of the related assets.

         Maintenance and repair expenditures are charged to operations, and renewals and betterments are capitalized. Items of property, plant and equipment which are sold, retired or otherwise disposed of are removed from the asset and accumulated depreciation or amortization account. Any gain or loss thereon is either credited or charged to operations.

         Income Taxes:

         The Company follows the policy of treating investment tax credits as a reduction in the provision for federal income tax in the year in which the credit arises or may be utilized. Deferred income taxes arise from temporary differences resulting from different depreciation methods used for financial and income tax purposes. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

         Net Income Per Share:

         The Company has adopted the provisions of SFAS No. 128, "Earnings Per Share", which requires the disclosure of "basic" and "diluted" earnings
         (loss) per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share is similar to basic earnings per share except that the weighted average number of common shares outstanding is increased to reflect the dilutive effect of potential common shares, such as those issuable upon the exercise of stock or warrants, as if they had been issued. For the years ended March 26, 2004 and March 28, 2003, there were no items of potential dilution that would impact on the computation of diluted earnings or loss per share.

                                 IEH CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Fair Value of Financial Instruments:

         The carrying value of the Company's financial instruments, consisting of accounts receivable, accounts payable, and borrowings, approximate their fair value due to the relatively short maturity (three months) of these instruments.

         Use of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

         Impairment of Long-Lived Assets:

         SFAS No. 121, "Accounting For The Impairment of Long-Lived Assets To Be Disposed Of", requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted SFAS No. 121. There were no long-lived asset impairments recognized by the Company for the years ended March 26, 2004 and March 28, 2003.

         Reporting Comprehensive Income:

         The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". This statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity's financial statements. This Statement requires an entity to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. There were no material items of comprehensive income to report for the years ended March 26, 2004 and March 28, 2003.

         Segment Information:

         The Company has adopted the provisions of SFAS No. 131, "Disclosures About Segment of An Enterprise and Related Information." This Statement requires public enterprises to report financial and descriptive information about its reportable operating segments and establishes standards for related disclosures about product and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect the Company's presentation of its results of operations or financial position.

                                 IEH CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

         Effect of New Accounting Pronouncements:

         The Company does not believe that any recently issued but not yet effective accounting standards, have a material effect on the Company's financial position, results of operations or cash flows.

Note 2 - INVENTORIES:

         Inventories are comprised of the following:

                                  March 26,           March 28,
                                     2004               2003
                                  ----------         ----------

         Raw materials            $  689,851         $  709,647
         Work in progress            196,182            281,075
         Finished goods              128,565             98,353
                                  ----------         ----------

                                  $1,014,598         $1,089,075
                                  ==========         ==========


Note 3 - PREPAID EXPENSES AND OTHER CURRENT ASSETS:

         Prepaid expenses and other current assets are comprised of the following:

                                                     March 26,        March 28,
                                                       2004             2003
                                                     ----------      ----------

         Prepaid insurance                           $   11,030      $   49,816
         Prepaid corporate taxes                          5,489           3,737
         Other current assets                                97             169
                                                     ----------      ----------
                                                     $   16,616      $   53,722
                                                     ==========      ==========


Note 4 - PROPERTY, PLANT AND EQUIPMENT:

         Property, plant and equipment are as follows:

                                                      March 26,       March 28,
                                                         2004           2003
                                                     ----------      ----------

         Computers                                   $  195,102      $  189,336
         Leasehold improvements                         585,831         585,831
         Machinery and equipment                      4,430,202       4,291,057



                                                      1,748,298       1,686,846

Note 5 - ACCOUNTS RECEIVABLE FINANCING:

         The Company entered into an accounts receivable financing agreement whereby it can borrow up to eighty percent of its eligible receivables (as defined in the agreement) at an interest rate of 2 1/2 % above The Chase Manhattan Bank's publicly announced rate of 4.25% at March 26, 2004, with a minimum of 12% per annum. The agreement has an initial term of one year and will automatically renew for successive one-year terms, unless terminated by the Company or Lender upon receiving sixty days prior notice. The loan is secured by the Company's accounts receivable and inventories. The balance due under this agreement as of March 26, 2004 was $645,096.

Note 6 - OTHER CURRENT LIABILITIES:

         Other current liabilities are comprised of the following:

                                                      March 26,        March 28,
                                                        2004             2003
                                                      ----------      ----------

Payroll and vacation accruals                         $   87,964      $   77,622
Sales commissions                                          9,705          13,795
Other                                                     61,670          68,416
                                                      ----------      ----------
                                                      $  159,339      $  159,833
                                                      ==========      ==========

Note 7 - NOTES PAYABLE EQUIPMENT:

         The Company financed the acquisition of new equipment with notes payable. The notes are payable over a sixty month period. The balance remaining at March 26, 2004 amounted to $20,106.

         Aggregate future principal payments are as follows:

           Fiscal Year Ending March:
           2005                                              $  8,936
           2006                                                 4,169
           2007                                                 3,136
           2008                                                 3,136
           2009                                                   729
                                                             --------
                                                             $ 20,106
                                                             ========

                                 IEH CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


Note 8 - INCOME TAXES:

         The components of the deferred tax assets and liabilities are as follows:

                                                                     March 26,            March 28,
                                                                       2004                  2003
                                                                    -----------          -----------
         Deferred tax assets:

         Net operating loss carryforwards                           $ 2,165,883          $ 2,143,938
                                                                    -----------          -----------

         Gross deferred assets tax assets                             2,165,883            2,143,948

         Deferred tax liabilities:

         State income taxes                                             (84,798)             (84,727)
                                                                    -----------          -----------

         Net deferred tax assets before valuation allowance           2,081,085            2,059,221

         Valuation allowance                                         (2,081,085)          (2,059,221)
                                                                    -----------          -----------

         Net deferred tax assets                                    $         0          $         0
                                                                    ===========          ===========


         At March 31, 2000, the Company established a 100% valuation allowance for the net deferred tax assets, as management could not determine that it was more likely than not that the deferred tax assets could be realized. The change in valuation allowance amounted to $21,864 for the year ended March 26, 2004.

         As of March 26, 2004, the Company has available Federal net operating loss carryforwards (NOL's) totaling approximately $2,165,883 which expire at various times through March 31, 2011, for State and Local purposes, the company has available NOL's approximating $2,078,389, which expire at various times through March 31, 2011.

         Utilization of the NOL's may be limited pursuant to Internal Revenue Code Section 382 should significant changes to the existing ownership of the Company occur.

                                 IEH CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

Note 8 - INCOME TAXES: (continued)

         A reconciliation of income taxes computed at the Federal statutory rate as compared to income tax expense at the effective income tax is as follows:


                                                        March 26,     March 23,
                                                           2004         2002
                                                        ---------     ---------

         Federal statutory income tax (benefit) rate     (34.0)%       (34.0) %

         State tax benefit, net of Federal liability     (12.2)%       (12.2) %

         Net change in valuation allowance                46.2 %        46.2  %

         Effective income tax (benefit) rate              ( - )%        ( - ) %


Note 9 - PENSION PLAN-SALARIED PERSONNEL:

         On June 30, 1995, the Company applied to the Pension Benefit Guaranty Corporation ("PBGC") to have the PBGC assume all of the Company's responsibilities and liabilities under its Salaried Pension Plan. On April 26, 1996, the PBGC determined that the Salaried Pension Plan did not have sufficient assets available to pay benefits, which were and are currently due under the terms of the Plan.

         The PBGC further determined that pursuant to the provisions of the Employment Retirement Income Security Act of 1974, as amended ("ERISA"), that the Plan must be terminated in order to protect the interests of the Plan's participants. Accordingly, the PBGC proceeded pursuant to ERISA to have the Plan terminated and the PBGC appointed as statutory trustee, and to have July 31, 1995 established as the Plan's termination date.

         The Company and the PBGC negotiated a settlement on the entire matter and on July 2, 2001, an agreement was reached whereby the Company's liability to the PBGC was reduced to $244,000. The Company will make monthly payments to the PBGC as follows:

             September 1, 2003 to August 1, 2004         $2,000 per month
             September 1, 2004 to August 1, 2006         $3,000 per month
             September 1, 2006 to August 1, 2007         $4,000 per month


         Additionally, the Company has made balloon payments of $25,000 each on January 1, 2004 and May 1, 2004. The Company is also obligated to make additional balloon payments of $25,000 each on May 1, 2005 and January 1, 2006.

                                 IEH CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

Note 9 - PENSION PLAN-SALARIED PERSONNEL (continued)

         The Company will also grant the PBGC a lien on the Company's machinery and equipment, subject to the pre-existing liens in favor of the UDC.

         As a result of this agreement the amount due the PBGC was restated to $244,000. $39,000 was paid during the year ended March 26, 2004. The balance of $205,000 is reported as follows: $56,000 as a current liability and $149,000 as a long-term liability.

Note 10 - CHANGES IN STOCKHOLDERS' EQUITY:

         Retained earnings (deficit) decreased by $118,423, which represents the net income for the year.

Note 11- 2001 EMPLOYEE STOCK OPTION PLAN:

         On September 21, 2001 the Company's shareholders approved the adoption of the Company's 2002 Employees Stock Option Plan to provide for the grant of options to purchase up to 750,000 shares of the Company's common stock to all employees, including senior management.

         Options granted to employees under this plan may be designated as options which qualify for incentive stock option treatment under
         Section 422A of the Internal Revenue Code, or options which do not so qualify.

         Under this plan, the exercise price of an option designated as an Incentive Stock Option shall not be less than the fair market value of the Company's common stock on the day the option is granted. In the event an option designated as an incentive stock option is granted to a ten percent (10%) shareholder, such exercise price shall be at least 110 Percent (110%) of the fair market value or the Company's common stock and the option must not be exercisable after the expiration of five years from the day of the grant.

         Exercise prices of non incentive stock options may be less than the fair market value of the Company's common stock..

         The aggregate fair market value of shares subject to options granted to a participant(s), which are designated as incentive stock options, and which become exercisable in any calendar year, shall not exceed $100,000. As of March 26, 2004 no options had been granted under the plan.

                                 IEH CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

Note 12 - COMMITMENTS:

         The Company exercised its option to renew its lease on the premises for 10 years. The original lease ran through August 23, 2001.

         The Company is obligated under this renewal through August 23, 2011, at minimum annual rentals as follows:

         Fiscal year ending March:


         2005                    $112,765
         2006                     112,765
         2007                     112,765
         2008                     112,765
         2009                     112,765
         2010                     112,765
         2011                      75,177
                                 --------

                                 $751,767
                                 ========

         The rental expense for the years ended March 26, 2004 and March 28, 2003 for this lease was $112,765 and $112,765, respectfully.


         The terms of the renewal are presently being negotiated by the Company and its landlord, Apple Industrial Development, Corp.

         The Company has a collective bargaining multi-employer pension plan with the United Auto Workers of America, Local 259. Contributions are made in accordance with a negotiated labor contract and are based on the number of covered employees employed per month. With the passage of the Multi-Employer Pension Plan Amendments Act of 1990 ("The Act"), the Company may become subject to liabilities in excess of contributions made under the collective bargaining agreement. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the Plan.

         The Company has not taken any action to terminate, withdraw or partially withdraw from the Plan nor does it intend to do so in the future. Under the Act, liabilities would be based upon the Company's proportional share of the Plan's unfunded vested benefits, which is currently not available. The amount of accumulated benefits and net assets of such Plan also is not currently available to the Company. The total contributions charged to operations under this pension plan were $47,519 for the year ended March 26, 2004 and $43,019 for the year ended March 28, 2003.

         As of March 26, 2004, the Company reported arrears with respect to its contributions to the Union's health and welfare plan. The amount due the health and welfare plan was $32,200.



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

                                 IEH CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

Note 12 - COMMITMENTS: (continued)


         The total amount due of $32,200 is reported on the accompanying balance sheet as a current liability.

         In December 1993, the Company and Local 259 entered into a verbal agreement whereby the Company would satisfy this debt by the following payment schedule:

         The sum of $2,500 will be paid by the Company each month in satisfaction of the current arrears until this total debt has been paid. Under this agreement, the projected payment schedule for arrears will satisfy the total debt in 13 months.

Note 13 - REVENUES FROM MAJOR CUSTOMERS:

In the fiscal year ended March 26, 2004, approximately 21% of the Company's total revenues were earned from one customer. Total sales to this customer were approximately $1,027,000. No other customer accounted for over 10% of the Company's sales. Accounts receivable as of March 26, 2004, included a receivable from one customer, which amounted to 10% of the total accounts receivable, no other customer had receivables over 10%.




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